Exhibit 99.1

Ossen Innovation Announces Full Year 2017 Financial Results

SHANGHAI, May 16, 2018 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the fiscal year ended December 31, 2017.

"We saw the improvement in the past year and we were able to increase our revenues by 13.1% as a result of the increase in sales of both coated and plain surface products and net income by 10.8%. Looking ahead, with the efforts of Chinese government to reduce the overcapacity of steel industry, we are optimistic about the medium to long term outlook of the industry," commented Dr. Liang Tang, Chairman of Ossen Innovation.

Twelve months Ended December 31, 2017 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$132.4	$117.0	13.1%
Gross profit	$14.7	$16.1	-9.0%
Gross margin	11.1%	13.8%	-2.7%
Operating income	$8.1	$9.0	-10.4%
Operating margin	6.1%	7.7%	-1.6%
Net income attributable to Ossen Innovation	$5.3	$4.8	10.8%
EPS (per ordinary share)	$0.27	$0.24	12.5%
EPS (per ADS*)	$0.81	$0.72	12.5%

* One ADS equals to three ordinary shares.

For the twelve months ended December 31, 2017, revenues increased by $15.4 million, or 13.1%, to $132.4 million from $117.0 million for 2016. This decrease was primarily due to a 10.9% increase in sales of rare earth coated PC wires and PC strands, a 46.1% increase in zinc coated PC wires and PC strands, and a 14.9% increase in plain surface PC strands, partially offset by a 13.2% decrease in other products.

The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $14.8 million, or 13.6%, to $124.4 million and accounted for 94% of total sales for the twelve months ended December 31, 2017 from $109.6 million, or 93.6% of total sales, for the same period of last year. This increase in sales of coated PC steel materials was the result of increase in sales for both rare earth coated products and zinc coated products.  Sales of rare earth coated products increased by $11.1 million, or 10.9%, to $112.4 million for the twelve months ended December 31, 2017 from $101.4 million for the same period of last year. Sales of zinc coated products increased by $3.8 million, or 46.1%, to $12.0 million for the twelve months ended December 31, 2017 from $8.2 million for the same period of last year. Sales of plain surface PC strands and PC wires increased by $0.8 million, or 14.9%, to $6.0 million for the twelve months ended December 31, 2017 from $5.3 million for the same period of last year. The increase of sales generated by plain surface PC strands and PC wires was primarily due to to favorable wholesale market demand during the period. Other sales were $1.9 million for the twelve months ended December 31, 2017, compared to $2.2 million for the same period of last year. This decrease was primarily due to fewer spare raw materials sold in 2017 compared to 2016 and the decrease of service revenue.

The Company generated approximately 4.1% and 4.2%, respectively, of total revenues during the years ended December 31, 2017 and 2016 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, South Africa, and Chile, primarily for use in the construction of bridges.

Gross profit decreased by $1.4 million, or 9%, to $14.7 million for the twelve months ended December 31, 2017 from $16.1 million for the same period of last year. Gross margin decreased by 270 basis points to 11.1% for the twelve months ended December 31, 2017 from 13.8% for the same period of last year. The decrease of gross margin was primarily due to the increase of the price of raw materials and due to the fact that the orders for plain surface products were mainly wholesale orders, which normally have lower gross profit margin than the retail orders in 2016. Gross margins for rare earth and zinc coated products were 10.0% and 9.5%, respectively, for the twelve months ended December 31, 2017, compared to 11.3% and 14.7%, respectively, for the same period of last year. Gross margin for plain surface PC strands and PC wires was 7.0% for the twelve months ended December 31, 2017, compared to 22.6% for the same period of last year.

Selling expenses decreased by $0.1 million, or 18.4%, to $0.6 million for the twelve months ended December 31, 2017 from $0.7 million for the same period of last year. The decrease was due to lower sales commission and lower transportation cost. General and administrative expenses decreased by $0.4 million, or 5.9%, to $6.0 million for the twelve months ended December 31, 2017 from $6.4 million for the same period of last year, mainly due to lower bad-debt provision, partially offset by higher research and development cost in 2017. As a result, total operating expenses decreased by $0.5 million, or 7.2%, to $6.6 million for the twelve months ended December 31, 2017 from $7.1 million for the same period of last year.

Operating income decreased by $0.9 million, or 10.4%, to $8.1 million for the twelve months ended December 31, 2017 from $9.0 million for the same period of last year. This decrease was primarily due to lower gross profit partially offset by lower operating expenses. Operating margin was 6.1% for the twelve months ended December 31, 2017, compared to 7.7% for the same period of last year.

Net income increased by $0.6 million, or 10.8%, to $5.9 million for the twelve months ended December 31, 2017 from $5.3 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.5 million, or 10.8%, to $5.3 million for the twelve months ended December 31, 2017 from $4.8 million for the same period of last year. Earnings per ordinary share, both basic and diluted, were $0.27 for the twelve months ended December 31, 2017, compared to $0.24 for the same period of last year. Earnings per ADS (one ADS equals to three ordinary shares), both basic and diluted, were $0.81 and $0.72 for 2017 and 2016, respectively.

Balance Sheet and Cash Flows

As of December 31, 2017, the Company had cash and restricted cash of $8.0 million, compared to $6.9 million at December 31, 2016. Notes receivable were nil as of December 31, 2017, compared to $15.3 million at December 31, 2016. Accounts receivable were $51.7 million as of December 31, 2017, compared to $37.3 million at December 31, 2016. The average days of sales of outstanding (DSO) were 123 days for the twelve months ended December 31, 2017, compared to 126 days for the year 2016. The balance of prepayment to suppliers for raw materials totaled $71.3 million as of December 31, 2017, compared to $46.7 million at December 31, 2016. The Company had inventories of $13.5 million as of December 31, 2017, compared to $26.0 million at the end of 2016. Total working capital was $114.7 million as of December 31, 2017, compared to $101.6 million at December 31, 2016.

Net cash used by operating activities was $3.0 million for the twelve months ended December 31, 2017, compared to $15.5 million provided by operating activities for the same period of last year. This was the result of an increase in accounts receivable, an increase in advance to suppliers, partially offset by a decrease in inventories and a decrease in notes receivable. Net cash used in investing activities was $37,848 for the twelve months ended December 31, 2017, compared to $17,537 for the same period of last year. Net cash used in financing activities was $4.3 million for the twelve months ended December 31, 2017, compared to $7.5 million for the same period of last year. The decrease in cash used in financing activities was the result of a decrease in proceeds from notes payable, a decrease in proceeds from short-term bank loans, and a decrease in proceeds from long-term bank loans, partially offset by a decrease in repayments of bond payable, a decrease in repayment of notes payable and a decrease in repayments of short-term bank loans.

Recent Developments

On July 19, 2017, Ossen entered into a Share Exchange Agreement (the "SEA") with the shareholders (the "Selling Shareholders") of America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products. Pursuant to the SEA, Ossen agreed to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 81,243,000 of Ossen's ordinary shares (the "Acquisition"). Upon completion of the Acquisition, Ossen would indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System ("DGMS") provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS.

In connection with the Acquisition, Ossen agreed to sell its existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, the Chairman of the board of Ossen, agreed to acquire all of the equity of Ossen's wholly-owned subsidiary, which indirectly owns all of Ossen's existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares currently held by Dr. Tang (the "Sale Transaction").

On May 8, 2018, Ossen announced the termination of the SEA. The Foundation and its shareholders failed to satisfy the closing conditions set forth in the SEA. As a result, the Company terminated the SEA. In connection therewith, the sale transaction is deemed terminated.

On December 12, 2017, the Company announced the completion of its 2017 annual general meeting of shareholders. At the Annual Meeting, the Company's shareholders re-elected seven directors, Dr. Liang Tang, Mr. Wei Hua, Mr. Junhong Li, Mr. Xiaobing Liu, Ms. Yingli Pan, and Mr. Zhongcai Wu to the Board of Directors and re-appointed BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered accounting firm for the fiscal year ending December 31, 2017.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
ASSETS
Current Assets
Cash	$2,967	$3,461
Due from related party	-	20,000,000
Total Current Assets	2,967	20,003,461
Investments in subsidiaries	103,865,513	71,766,984
TOTAL ASSETS	$103,868,480	$91,770,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Other payables and accrued liabilities	$1,251,423	$1,148,906
Due to shareholder	351,499	307,499
Total Current Liabilities	1,602,922	1,456,405
TOTAL LIABILITIES	$1,602,922	$1,456,405

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as of December 31, 2017 and 2016	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,672,254	6,123,022
Retained earnings	59,386,668	54,590,589
Accumulated other comprehensive income/(loss)	2,227,334	(4,378,873)
Treasury stock, at cost: 208,890 shares as of December 31, 2017 and 2016	(192,153)	(192,153)
TOTAL SHAREHOLDERS' EQUITY	102,265,558	90,314,040
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$103,868,480	$91,770,445

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015
REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	146,687	279,893	198,753
Total Operating Expenses	146,687	279,893	198,753

LOSS FROM OPERATIONS	(146,687)	(279,893)	(198,753)
Financial expenses, net	317	184	272
Equity in income of subsidiaries	5,492,315	5,104,050	6,095,829
INCOME BEFORE INCOME TAX	5,345,311	4,823,973	5,896,804
INCOME TAX	-	-	-
NET INCOME	5,345,311	4,823,973	5,896,804
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	6,606,207	(6,975,100)	(5,829,470)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	6,606,207	(6,975,100)	(5,829,470)
COMPREHENSIVE INCOME (LOSS)	$11,951,518	$(2,151,127)	$67,334

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,345,311	$4,823,973	$5,896,804
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(5,492,315)	(5,104,050)	(6,095,829)
Other payables and accrued liabilities	102,517	213,909	132,938
Due to shareholder	44,000	25,000	182,499
Net cash provided by / (used in) operating activities	(487)	(41,168)	116,412

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	(36,810)	(58,735)
Net cash used in financing activities	-	(36,810)	(58,735)

INCREASE / (DECREASE) IN CASH	(487)	(77,978)	57,677
Effect of exchange rate changes on cash	(7)	(54)	54
Cash at beginning of period	3,461	81,493	23,762
CASH AT END OF PERIOD	$2,967	$3,461	$81,493